SECURITIES AND EXCHANGE COMMISSION

06050432

RECEIVED NOV 2 8 2006 213 SEC MAIL PROCESSING SECTION WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2005 (MM/DD/YY) AND ENDING 9/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FutureTrade Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26110 Enterprise Way
(No. and Street)

Lake Forest,	California	92630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Guerry — 949-999-2210
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED DEC 2 8 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Guerry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FutureTrade Securities, LLC, as of September 30 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP + CFO

Title

(See attached)

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of : California

County of Orange

On November 17, 2006 before me Kathleen F. Dutton, Notary,
Date | Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared William Guerry,
Name(s) of Signer (s)

[X] personally known to me
[ ] proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/ they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

KATHLEEN F. DUTTON
COMM. #1642692
Notary Public - California
Orange County
My Comm. Expires Feb. 2, 2010
NR01

WITNESS my hand and official seal

Kathleen F. D
Signature of Notary Public

Place Notary Seal Above

FUTURETRADE SECURITIES, LLC

(A wholly owned subsidiary of FutureTrade Technologies, Inc.)

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2006

FUTURETRADE SECURITIES, LLC

(A wholly owned subsidiary of FutureTrade Technologies, Inc.)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of FutureTrade Securities, LLC
(A wholly owned subsidiary of FutureTrade Technologies, Inc.)

We have audited the accompanying statement of financial condition of FurtureTrade Securities, LLC (the "Company") (a wholly owned subsidiary of FutureTrade Technologies, Inc.) as of September 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FutureTrade Securities, LLC as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
November 3, 2006

FUTURETRADE SECURITIES, LLC
(A wholly owned subsidiary of FutureTrade Technologies, Inc.)

STATEMENT OF FINANCIAL CONDITION

September 30, 2006

ASSETS		
Cash and cash equivalents	$	3,861,065
Restricted cash		155,123
Receivables from customers		249,418
Receivables from broker-dealers and clearing organizations		3,517,693
Other assets		38,173
Deferred taxes		58,000
Deposit with clearing organization		1,493,572
Goodwill		3,128
	$	9,376,172
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$	1,080,437
Payables to broker-dealers and clearing organizations		650,003
Due to Parent		362,472
Total liabilities		2,092,912
Contingencies		
Member's equity		7,283,260
	$	9,376,172

See accompanying notes to financial statement.

1. Organization

FutureTrade Securities, LLC (the "Company"), a wholly owned subsidiary of FutureTrade Technologies, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company executes and clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly is exempt from Rule 15c3-3 of the SEC.

2. Summary of significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission revenue and related clearing expenses are recorded on a trade-date basis.

Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Restricted Cash and Expenses Paid on Behalf of Clients

The Company has entered into contracts with certain of its clients under which it utilizes a portion of the commission from such clients to pay research, services and other expenses on behalf of such clients. It is the Company's policy to recognize as revenue only those amounts that involve a financial commitment and assumption of credit risks by the Company. For the year ended September 30, 2006, the Company collected $5,966,718 under such agreements, of which $1,097,366 has been classified as revenues. As of September 30, 2006, amounts collected in excess of payments made were $809,780, of which $215,489 is included in payables to broker-dealers and clearing organizations and $594,291 in accounts payable and accrued liabilities in the accompanying statement of financial condition. These amounts will be paid in the normal course of business.

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, the Company has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. Funds for customers for which the Company has not assumed a contractual commitment for all of their research-related services are segregated and paid from this account. As of September 30, 2006, the total funds available to pay expenses for these customers aggregated $155,123, and this amount is included as restricted cash in the accompanying statement of financial condition.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return. Income taxes are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost, which approximates fair value.

Goodwill

Effective January 1, 2002, as required by SFAS No. 142, *Goodwill and Other Intangible Assets*, the accounting for goodwill changed from an amortization method to an impairment-only approach. SFAS No. 142 requires the recoverability of goodwill to be evaluated if events or circumstances indicate a possible impairment. If impairment of the goodwill is determined, then a loss would be recorded. As of September 30, 2006, management determined that goodwill was not impaired.

3. Contingencies

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

Contracted Client Expenses

The Company has entered into arrangements involving a financial commitment for the payment of research, services and other expenses on behalf of certain clients. To the extent that the Company does not earn sufficient commission to cover these commitments, it may incur losses in connection with these commitments. Generally, the commitments are cancelable upon 30 days notice and Company regularly monitors and accesses the status of outstanding commitments and customer trading activity.

4. Income taxes

The components of income taxes for the year ended September 30, 2006 are as follows:

Current		
Federal	$	772,000
State		197,000
		969,000
Deferred		
Federal		(46,000)
State		(12,000)
		(58,000)
Provision for income taxes	$	911,000

The following tabulation reconciles the federal statutory tax rate to the Company's effective rate:

		Amount	%
Federal statutory rate (approximate)	$	777,000	34.0
State income taxes		121,000	5.3
Meals and entertainment		13,000	0.6
Provision for income taxes	$	911,000	39.9

Deferred income taxes are a result of timing differences between book and taxable income. The deferred tax assets as of September 30, 2006 results primarily from compensation costs not paid within two-and-one-half months from year end.

5. Concentration of credit risk

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker-dealers, banks and other financial institutions. For the year ended September 30, 2006, four customers represented approximately 44% of the Company's commission and fees revenue. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. In the normal course of business, the Company maintains cash balances that at times exceed federally insured limits.

6. Related party transactions

The Parent charges certain expenses solely related to the sales and support of securities transactions paid by the Parent to the Company and provided certain operational and general administrative services on behalf of the Company. Payables due to the Parent resulting from these services are settled in the normal course of business. As of September 30, 2006, the Company had payables due to the Parent of $362,472. For the year ended September 30, 2006, the Parent charged expenses of $4,457,389 to the Company as follows:

Operational and general administrative services	$	3,012,000
Communications and data costs		530,770
Occupancy		403,460
Employee compensation and benefits		390,968
Other		120,191
	$	4,457,389

7. Net capital requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $6,893,393, which was $6,643,393 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1 at September 30, 2006.

8. Subsequent events

During October 2006, the Company had equity withdrawals of $1,000,000.